Contact

claudia@blackmambachilli.com

www.linkedin.com/in/claudiacastellanos (LinkedIn)

Top Skills

Creativity and Innovation

Brand Development

University Teaching

Languages

French

Italian

Portuguese

Spanish

Certifications

Future of Food Fellowship

Global Entrepreneurship & Innovation Bootcamp

Honors-Awards

WIA awardee 2020

Trophee des Anciens Eleves du Lycee Francais dans le monde 2022

500 most influential Africans in the World

EY Entrepreneurial Winning Women 2022

Winner - 2025 Female Founders in Africa Competition

Claudia Castellanos

Co-founder and CEO at Black Mamba Foods - Impact entrepreneur and food rebel - Entrepreneurship and Marketing lecturer - Planet, people, prosperity.
Matsapha, Manzini Region, Eswatini

Summary

Steering Black Mamba Foods for over a decade, my leadership focuses on ethical brand management and sustainable development, with a special emphasis on supporting rural communities. Our collaboration with Guba has cultivated a network of 90+ farmers, expanding our impact to touch the lives of 1,000+ individuals in Eswatini.

My expertise lies in new business development and market strategy, vital skills that have contributed to multiple awards for our products. The mission to foster prosperity for people and the planet is at the core of our operations, as we continue to innovate and lead in the specialty food sector.

Throughout the years I have also developed a passion for teaching, and I am a lecturer for Entrepreneurship and Marketing for several institutions, as well as a mentor for emerging entrepreneurs.

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Experience

Black Mamba Foods
Co-Founder and CEO
June 2010 - Present (15 years 5 months)
Eswatini (former Swaziland)

Black Mamba is an ethical brand from Eswatini (Southern Africa) that manufactures Specialty foods that are good for you, good for the planet, and good for the rural communities of Eswatini. Our range includes chilli sauces, pestos, chutneys and jams, made with organically grown ingredients and no added nonsense.

Black Mamba sources its fresh, organic produce from Guba, a permaculture training organisation. Guba manages a growing network of over 50 smallholder farmers who grow fresh organic herbs & chillies for Black Mamba's products.

The direct positive impact of this partnership reaches over 1,000 individuals in Eswatini.

Black Mamba has won several Great Taste Awards in the UK for their chilli sauces, and we currently export our range to countries such as the US, the UK, Germany, Norway, Taiwan and South Africa.

As CEO I am in charge of the strategic management of the company. Main tasks include:

• Development of strategic plans and global expansion
• Branding and marketing
• Development of linkages with small growers for the supply of fresh ingredients
• Set up of sales networks

In essence, to be the best Brand Ambassador for our hot brand!

Esade
President of the ESADE Alumni Southern Africa Chapter
October 2020 - Present (5 years 1 month)

Zwaberry Consulting
Director
January 2009 - December 2012 (4 years)

Zwaberry Consulting provides marketing services and marketing consultancy for small and medium enterprises with a significant social content that aim to grow and improve their sales and positioning in local and international markets. Zwaberry Consulting ultimate goal is to contribute to sustainable development.

TechnoServe
Business Advisor
April 2009 - June 2012 (3 years 3 months)

Marketing Consultant for Technoserve focusing on handcraft clients

Gone Rural Swaziland
Marketing Consultant
July 2008 - November 2008 (5 months)

In charge of developing the marketing and sales strategy for Gone Rural for 2009, as well as developing the fundraising strategy for the non-profit Gone

Rural boMake, founded by Gone Rural to fulfill education and health needs of the women artisans and their communities.
The main aim of the project was to increase the sales of the company in order to increase the sustainable income provided to more then 700 swazi rural women that create the beautiful handcrafted products that Gone Rural designs and commercializes worldwide.

European School of Economics
1 year 4 months

Faculty Lecturer
September 2007 - June 2008 (10 months)
Lucca, Tuscany, Italy

MBA and BA lecturer for the following courses:

Principles of Marketing

Fundamentals of Business

Advanced Business Structures

Business Ethics

Presentation Skills

Thesis Director

Marketing Manager
March 2007 - December 2007 (10 months)

In charge of the marketing and promotion strategy of the School for South America and Spain.

DANONE
ACCOUNT MANAGER
April 2004 - February 2007 (2 years 11 months)

Account Manager for SAIWA (Formerly Danone Group, presently Mondelez Group)
• Trade management, promotional management and trade marketing management with the GDO clients of the area (including main players such as Carrefour, Leclerc Conad, Ipercoop): I managed to get a constant growth of the turnover for the area for 3 years in a row (Tuscany, Umbria and North Lazio)
• Team management of the area agents
• Trainer of the new Key Account Managers

CDG Consultores
Consultant
October 2003 - March 2004 (6 months)

Consultancy for creating recycling business units in Bogota managed directly by the people involved in recycling.

AXESNET
Corporate Consultant
December 1999 - August 2001 (1 year 9 months)

• Commercial and public relations with clients and partners
• Managing accounts and signing new clients (I managed five of the top clients like Nestle, Roche and Siemens)
• Market and strategy analysis with research of new technologies
• Consulting and selling Internet based projects and applications, managing relations with different departments of the company (design, engineering, hosting)

Education

Esade
Master of Business Administration - MBA, Business Administration and Management, General · (September 2001 - April 2003)

Esade
MBA, Business Administration · (2001 - 2003)

Universidad Externado de Colombia
University, Finance and International Relations · (1994 - 1999)

Lycée Français Louis Pasteur
High School Diploma · (1981 - 1994)

Universidad Externado de Colombia
Finance and International Relations